April  20, 2012

FILED VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C.  20549-4628

RE:	Aon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-7933

Dear Mr. Rosenberg:

We are in receipt of your letter dated April 12, 2012, in the above referenced matter.  In that letter, you asked that we respond to the comments within 10 business days or advise the staff when we will respond. As directed by a member of the Staff, we respectfully advise you that we will require additional time in order to respond fully to your letter.  We currently expect to respond no later than May 14, 2012.

In the meantime, please do not hesitate to contact me. I can be reached at (312) 381-5122.

Sincerely,

/s/ Ram Padmanabhan

Ram Padmanabhan
Vice President, Chief Counsel — Corporate
and Company Secretary

cc:                            Peter Lieb, Executive Vice President and General Counsel of Aon plc